CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars) - unaudited

	March 31,	September 30,
	2013	2012

Current assets:
Cash and cash equivalents	$72,715	$70,410
Trade accounts receivable	270,706	260,595
Income taxes receivable	2,668	353
Inventories (note 5)	625,522	553,068
Prepaid expenses and deposits	13,345	14,451
Assets held for sale	5,839	8,029
Other current assets	13,483	8,694
Total current assets	1,004,278	915,600

Non-current assets:
Property, plant and equipment	593,253	552,437
Investment in joint venture (note 4)	-	12,126
Intangible assets	254,466	259,981
Goodwill (note 8(a))	145,991	141,933
Deferred income taxes	1,707	3,371
Other non-current assets	4,530	10,989
Total non-current assets	999,947	980,837

Total assets	$2,004,225	$1,896,437

Current liabilities:
Accounts payable and accrued liabilities	$238,476	$256,442
Total current liabilities	238,476	256,442

Non-current liabilities:
Long-term debt (note 6)	214,000	181,000
Employee benefit obligations	20,634	19,612
Provisions	15,294	13,042
Total non-current liabilities	249,928	213,654

Total liabilities	488,404	470,096

Equity:
Share capital	99,661	101,113
Contributed surplus	27,878	25,579
Retained earnings	1,392,253	1,306,724
Accumulated other comprehensive income	(3,971)	(7,075)
Total equity attributable to shareholders of the Company	1,515,821	1,426,341

Total liabilities and equity	$2,004,225	$1,896,437

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – Q2 2013 P. 26

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended		Six months ended
	March 31,	April 1,	March 31,	April 1,
	2013	2012	2013	2012

Net sales	$523,040	$482,565	$943,816	$786,362
Cost of sales	371,840	396,472	679,993	693,920

Gross profit	151,200	86,093	263,823	92,442

Selling, general and administrative expenses	73,552	53,939	142,980	104,773
Restructuring and acquisition-related costs
(note 7)	797	1,614	6,139	1,868

Operating income (loss)	76,851	30,540	114,704	(14,199)

Financial expenses, net (note 8(c))	1,601	2,937	3,872	4,933
Equity loss (earnings) in investment in joint
venture	-	223	(46)	3

Earnings (loss) before income taxes	75,250	27,380	110,878	(19,135)

Income tax expense	2,970	510	3,310	59

Net earnings (loss)	72,280	26,870	107,568	(19,194)

Other comprehensive income, net of related
income taxes (note 9):
Cash flow hedges	2,357	(1,929)	3,104	(1,310)

Comprehensive income (loss)	$74,637	$24,941	$110,672	$(20,504)

Earnings (loss) per share:
Basic (note 10)	$0.60	$0.22	$0.89	$(0.16)
Diluted (note 10)	$0.59	$0.22	$0.88	$(0.16)

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – Q2 2013 P. 27

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Six months ended March 31, 2013 and April 1, 2012
(in thousands or thousands of U.S. dollars) - unaudited

				Accumulated
				other
	Share capital		Contributed	comprehensive	Retained	Total
	Number	Amount	surplus	income (loss)	earnings	equity

Balance, September 30, 2012	121,386	$101,113	$25,579	$(7,075)	$1,306,724	$1,426,341

Share-based compensation	-	-	3,805	-	-	3,805
Shares issued under employee share
purchase plan	12	433	-	-	-	433
Shares issued pursuant to exercise of
stock options	39	1,199	(209)	-	-	990
Shares issued or distributed pursuant to
vesting of restricted share units	224	6,537	(6,537)	-	-	-
Share repurchases for future settlement
of non-treasury RSUs	(278)	(9,621)	5,114	-	-	(4,507)
Dividends declared	-	-	126	-	(22,039)	(21,913)
Transactions with shareholders of the
Company recognized directly in equity	(3)	(1,452)	2,299	-	(22,039)	(21,192)

Cash flow hedges (note 9)	-	-	-	3,104	-	3,104
Net earnings	-	-	-	-	107,568	107,568

Comprehensive income	-	-	-	3,104	107,568	110,672

Balance, March 31, 2013	121,383	$99,661	$27,878	$(3,971)	$1,392,253	$1,515,821

Balance, October 2, 2011	121,331	$100,436	$16,526	$(676)	$1,194,804	$1,311,090

Share-based compensation	-	-	2,430	-	-	2,430
Shares issued under employee share
purchase plan	12	279	-	-	-	279
Shares issued pursuant to exercise of
stock options	19	138	(13)	-	-	125
Shares issued or distributed pursuant to
vesting of restricted share units	159	4,243	(4,243)	-	-	-
Dividends declared	-	-	123	-	(18,517)	(18,394)
Transactions with shareholders of the
Company recognized directly in equity	190	4,660	(1,703)	-	(18,517)	(15,560)

Cash flow hedges (note 9)	-	-	-	(1,310)	-	(1,310)
Net loss	-	-	-	-	(19,194)	(19,194)

Comprehensive loss	-	-	-	(1,310)	(19,194)	(20,504)

Balance, April 1, 2012	121,521	$105,096	$14,823	$(1,986)	$1,157,093	$1,275,026

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – Q2 2013 P. 28

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars) - unaudited

	Three months ended		Six months ended
	March 31,	April 1,	March 31,	April 1,
	2013	2012	2013	2012

Cash flows from (used in) operating activities:
Net earnings (loss)	$72,280	$26,870	$107,568	$(19,194)
Adjustments to reconcile net earnings to cash flows from
(used in) operating activities (note 11(a))	28,858	23,556	54,840	43,986
	101,138	50,426	162,408	24,792
Changes in non-cash working capital balances:
Trade accounts receivable	(68,299)	(95,657)	(11,331)	(46,581)
Income taxes	(3,245)	(860)	(2,364)	(1,274)
Inventories	(2,743)	39,499	(63,732)	811
Prepaid expenses and deposits	(2,043)	110	447	2,391
Other current assets	915	(1,141)	(2,679)	(1,307)
Accounts payable and accrued liabilities	(849)	10,597	(12,445)	(88,219)
Cash flows from (used in) operating activities	24,874	2,974	70,304	(109,387)

Cash flows from (used in) financing activities:
Increase in amounts drawn under revolving
long-term bank credit facility	37,000	28,000	33,000	124,000
Dividends paid	(21,913)	(18,394)	(21,913)	(18,394)
Proceeds from the issuance of shares	594	121	1,381	404
Repurchase of shares	(5,386)	-	(9,621)	-
Cash flows from financing activities	10,295	9,727	2,847	106,010

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(43,988)	(20,088)	(66,904)	(44,255)
Purchase of intangible assets	(681)	(3,697)	(3,074)	(4,368)
Business acquisition achieved in stages, net of cash
acquired (note 4)	-	-	(2,467)	-
Proceeds on disposal of assets held for sale and
property, plant and equipment	156	244	1,371	254
Dividend received from investment in joint venture	-	108	-	1,509
Cash flows used in investing activities	(44,513)	(23,433)	(71,074)	(46,860)

Effect of exchange rate changes on cash and cash
equivalents denominated in foreign currencies	78	500	228	(279)
Net (decrease) increase in cash and cash equivalents during
the period	(9,266)	(10,232)	2,305	(50,516)
Cash and cash equivalents, beginning of period	81,981	41,741	70,410	82,025
Cash and cash equivalents, end of period	$72,715	$31,509	$72,715	$31,509

Cash paid during the period (included in cash flows from (used in) operating activities):
Interest	$1,147	$2,095	$2,250	$3,774
Income taxes	3,940	1,664	5,073	2,419

Supplemental disclosure of cash flow information (note 11)
See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – Q2 2013 P. 29

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the period ended March 31, 2013
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:

Gildan Activewear Inc. (the "Company") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, socks and underwear. The Company’s fiscal year ends on the first Sunday following September 28.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. These condensed interim consolidated financial statements are for the Company’s second quarter of fiscal 2013 as at and for the three and six months ended March 31, 2013 and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

2. BASIS OF PREPARATION:

(a)	Statement of compliance:
These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The Company applied the same accounting policies in the preparation of these condensed interim consolidated financial statements as those disclosed in note 3 of its most recent annual consolidated financial statements, therefore these condensed interim consolidated financial statements should be read in conjunction with the Company’s 2012 audited annual consolidated financial statements.

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on May 1, 2013.

(b)	Seasonality of the business:
The Company’s revenues and net earnings are subject to seasonal variations. Historically, net sales have been lowest in the first quarter and highest in the third quarter of the fiscal year, reflecting the seasonality of the Printwear segment net sales, which have historically accounted for a majority of the Company’s consolidated net sales. For our Branded Apparel segment, net sales have historically been higher during the fourth quarter of the fiscal year.

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:

A number of new accounting standards, and amendments to accounting standards and interpretations, are not yet effective for the year ending September 29, 2013, and have not been applied in preparing these condensed interim consolidated financial statements. These include:

Financial instruments
In October 2010, the IASB released IFRS 9, Financial Instruments, which is the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement. This first part only covers classification and measurement of financial assets and financial liabilities, with impairment of financial assets and hedge accounting being addressed in the other two parts.

IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9. However, requirements for measuring a financial liability at fair value have changed, as the portion of the changes in fair value related to the entity’s own credit risk must be presented in other comprehensive income rather than in net earnings. IFRS 9 will be effective for the Company’s fiscal year beginning on October 5, 2015, with earlier application permitted. The Company has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

QUARTERLY REPORT – Q2 2013 P. 30

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED (continued):

Consolidation
In May 2011, the IASB released IFRS 10, Consolidated Financial Statements, which replaces SIC-12, Consolidation - Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements. The new standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements. The standard provides additional guidance to assist in the determination of control where it is difficult to assess. IFRS 10 will be effective for the Company’s fiscal year beginning on September 30, 2013, with earlier application permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

Joint arrangements
In May 2011, the IASB released IFRS 11, Joint Arrangements, which supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities - Non-monetary Contributions by Venturers. IFRS 11 focuses on the rights and obligations of a joint arrangement, rather than its legal form as is currently the case under IAS 31. The standard addresses inconsistencies in the reporting of joint arrangements by requiring the equity method to account for interests in joint ventures. IFRS 11 will be effective for the Company’s fiscal year beginning on September 30, 2013, with earlier application permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

Disclosure of interests in other entities
In May 2011, the IASB released IFRS 12, Disclosure of Interests in Other Entities. IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, and unconsolidated structured entities. The standard requires an entity to disclose information regarding the nature and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 will be effective for the Company’s fiscal year beginning on September 30, 2013, with earlier application permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

Fair value measurement
In May 2011, the IASB released IFRS 13, Fair value measurement. IFRS 13 will improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The standard will be effective for the Company’s fiscal year beginning on September 30, 2013, with earlier application permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

Employee benefits
In June 2011, the IASB amended IAS 19, Employee Benefits. Amongst other changes, the amendments require entities to compute the financing cost component of defined benefit plans by applying the discount rate used to measure post-employment benefit obligations to the net post-employment benefit obligations (usually, the present value of defined benefit obligations less the fair value of plan assets). Furthermore, the amendments to IAS 19 enhance the disclosure requirements for defined benefit plans, providing additional information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans. The amendment to IAS 19 will be effective for the Company’s fiscal years beginning on September 30, 2013, with earlier application permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

QUARTERLY REPORT – Q2 2013 P. 31

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. BUSINESS ACQUISITION ACHIEVED IN STAGES:

On October 29, 2012, the Company acquired the remaining 50% interest of CanAm Yarns, LLC (“CanAm”), its jointly-controlled entity, for cash consideration of $11.3 million. The acquisition of the remaining 50% interest has been presented in the statement of cash flows as a cash outflow from investing activities of $2.5 million, which represents the cash consideration paid of $11.3 million, net of cash acquired of $8.8 million. The Company financed the acquisition by the utilization of its revolving long-term bank credit facility. CanAm operates yarn-spinning facilities in the U.S. in Cedartown, Georgia and Clarkton, North Carolina, and all of the output from CanAm's production is utilized by the Company in its manufacturing operations. The acquisition of the remaining 50% interest in CanAm is part of the Company’s strategy to increase the degree of vertical integration in yarn spinning.

The Company accounted for this acquisition as a business combination achieved in stages using the acquisition method in accordance with IFRS 3, Business Combinations. The Company has determined the fair value of the assets acquired and liabilities assumed on a preliminary basis based on management's best estimate of their fair values and taking into account all relevant information available at that time. The Company has not yet finalized the assessment of the estimated fair values of liabilities assumed, and property, plant and equipment acquired and the related income tax effects, which the Company expects to finalize by the end of fiscal 2013.

The following table summarizes the provisional amounts recognized for the assets acquired and liabilities assumed at the date of acquisition:

Assets acquired:
Cash and cash equivalents	$8,817
Inventories	2,227
Prepaid expenses and deposits	62
Other current assets	401
Property, plant and equipment	10,780
Other non-current assets	75
22,362

Liabilities assumed:
Accounts payable and accrued liabilities	(3,575)
Deferred income taxes	(627)
(4,202)

Goodwill	4,058
Net assets acquired at fair value	$22,218

Cash consideration paid at closing	$11,284
Fair value of the equity interest in CanAm held by the Company
immediately prior to the acquisition date	11,284
Settlement of pre-existing relationship with CanAm	(350)
$22,218

QUARTERLY REPORT – Q2 2013 P. 32

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. BUSINESS ACQUISITION ACHIEVED IN STAGES (continued):

Goodwill is attributable primarily to the assembled workforce of CanAm which was not recorded separately from goodwill since it did not meet the recognition criteria for identifiable intangible assets. An amount of $2.0 million of goodwill recorded in connection with this acquisition is deductible for tax purposes.

Prior to the acquisition, the Company had a yarn supply agreement with CanAm which was effectively settled at the date of acquisition and resulted in a loss of $0.4 million. The settlement amount was determined by computing the fair value of the pre-existing relationship using observable market prices. At the date of acquisition, the previously held interest in CanAm was remeasured to its fair value resulting in a loss of $0.9 million. The fair value of the previously held 50% interest in CanAm was determined to be $11.3 million, being the same value as the amount disbursed to acquire the remaining 50% interest. The remeasurement of the previously held interest in CanAm, and the settlement of the pre-existing relationship are presented as a loss on business acquisition achieved in stages of $1.3 million which is included in restructuring and acquisition-related costs in the condensed interim consolidated statement of earnings and comprehensive income.

The Company had a deferred income tax liability balance of $1.1 million related to its previously held interest in the underlying assets and liabilities of CanAm, which was reversed at the date of acquisition as part of the remeasurement of the previously held interest in CanAm, resulting in a gain of $1.1 million. The reversal of the deferred income tax liability was recorded as a reduction to income tax expense in the condensed interim consolidated statement of earnings and comprehensive income.

The acquisition of the remaining interest in CanAm had no impact on net sales, and no significant impact on net earnings for the three and six months ended March 31, 2013. There was also no significant impact on the Company's consolidated net sales or net earnings on a pro forma basis had the acquisition of the remaining interest in CanAm occurred at the beginning of the Company's fiscal year.

5. INVENTORIES:

	March 31,	September 30,
	2013	2012

Raw materials and spare parts inventories	$74,818	$61,841
Work in process	41,177	37,358
Finished goods	509,527	453,869
	$625,522	$553,068

6. LONG-TERM DEBT:

The Company has a committed unsecured revolving long-term bank credit facility of $800 million. In November 2012, the Company amended its revolving long-term bank credit facility to extend the maturity date from June 2016 to January 2018. As a result of the amendment, the facility now provides for an annual extension which is subject to the approval of the lenders, and amounts drawn under the facility bear interest at a variable banker’s acceptance or U.S. LIBOR-based interest rate plus a reduced spread ranging from 1% to 2%, such range being a function of the total debt to EBITDA ratio (as defined in the credit facility agreement). It also provides for a reduction in undrawn pricing. As at March 31, 2013, $214.0 million (September 30, 2012 - $181.0 million) was drawn under the facility bearing an effective interest rate for the six months ended March 31, 2013 of 2.2%, including the impact of interest rate swaps. In addition, an amount of $4.6 million (September 30, 2012 - $6.0 million) has been committed against this facility to cover various letters of credit. The revolving long-term bank credit facility requires the Company to comply with certain covenants, including the maintenance of financial ratios. The Company was in compliance with all covenants as at March 31, 2013.

QUARTERLY REPORT – Q2 2013 P. 33

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7. RESTRUCTURING AND ACQUISITION-RELATED COSTS:

	Three months ended		Six months ended
	March 31,	April 1,	March 31,	April 1,
	2013	2012	2013	2012

Charges related to assets held for sale and property,
plant and equipment	$9	$(16)	$1,175	$7
Employee termination and benefit costs	138	355	290	1,116
Exit, relocation and other costs	508	172	2,898	673
Remeasurement of contingent consideration in
connection with a business acquisition	142	652	267	(379)
Loss on business acquisition achieved in stages (note 4)	-	-	1,321	-
Acquisition-related transaction costs	-	451	188	451
	$797	$1,614	$6,139	$1,868

Exit, relocation and other costs incurred during the six months ended March 31, 2013 relate primarily to costs incurred in connection with the acquisition and integration of Anvil Holdings, Inc. (“Anvil”), including a charge of $1.6 million related to lease exit costs. The impairment charge of $1.2 million during the six months ended March 31, 2013 relates to impairment charges on the Company’s U.S. sock knitting and finishing facilities in Fort Payne, Alabama which were closed in prior years in connection with the consolidation of its sock manufacturing operations in Honduras. The Company incurred a loss on business acquisition achieved in stages of $1.3 million in connection with the acquisition of CanAm. Restructuring and acquisition-related costs incurred during the six months ended April 1, 2012 relate to the integration of Gold Toe and the acquisition of Anvil.

8. OTHER INFORMATION:

(a)	Goodwill:

Six months ended
March 31,
2013

Balance, beginning of period	$141,933
Goodwill acquired (note 4)	4,058
Balance, end of period	$145,991

(b)	Depreciation and amortization:

	Three months ended		Six months ended
	March 31,	April 1,	March 31,	April 1,
	2013	2012	2013	2012

Depreciation of property, plant and equipment	$20,373	$18,303	$40,731	$36,073
Adjustment for the variation of depreciation of property,
plant and equipment included in inventories at the
beginning and end of the period	(590)	(1,846)	(6,495)	(5,770)
Depreciation of property, plant and equipment included
in net earnings	19,783	16,457	34,236	30,303
Amortization of intangible assets (excluding software)	3,901	3,713	7,802	7,426
Amortization of software	390	406	788	976
Depreciation and amortization included in net earnings	$24,074	$20,576	$42,826	$38,705

QUARTERLY REPORT – Q2 2013 P. 34

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8. OTHER INFORMATION (continued):

(c)	Financial expenses, net:

	Three months ended		Six months ended
	March 31,	April 1,	March 31,	April 1,
	2013	2012	2013	2012

Interest expense on financial liabilities recorded at
amortized cost	$1,088	$1,860	$2,109	$3,398
Bank and other financial charges	871	821	1,827	1,619
Interest accretion on discounted provision	78	94	155	164
Foreign exchange (gain) loss	(436)	162	(219)	(248)
	$1,601	$2,937	$3,872	$4,933

9. OTHER COMPREHENSIVE INCOME:

	Three months ended		Six months ended
	March 31,	April 1,	March 31,	April 1,
	2013	2012	2013	2012

Net gain (loss) on derivatives designated as cash flow
hedges	$2,372	$(1,773)	$2,417	$(1,016)
Income taxes	(24)	18	(24)	10

Amounts reclassified from other comprehensive income
to net earnings, and included in:
Net sales	530	(1,043)	802	(1,235)
Cost of sales	(281)	-	(281)	-
Selling, general and administrative expenses	7	(177)	-	(206)
Financial expenses, net	(247)	1,040	192	1,125
Income taxes	-	6	(2)	12
Other comprehensive income (loss)	$2,357	$(1,929)	$3,104	$(1,310)

During fiscal 2011, the Company entered into a series of interest rate swap contracts to fix the variable interest rates on the designated interest payments, to June 2016, on $125 million of the borrowings under the revolving long-term bank credit facility. Prior to October 1, 2012, the interest rate swap contracts were designated as cash flow hedges and qualified for hedge accounting. The fair value of the interest rate swap contracts as at September 30, 2012 reflected an unrealized loss of $5.8 million, which was recognized as a charge to other comprehensive income with a corresponding liability included in accounts payable and accrued liabilities. During fiscal 2013, the Company determined that it no longer met the criteria for hedge accounting and discontinued hedge accounting prospectively effective October 1, 2012. As a result, changes in the fair value of the interest rate swap contracts subsequent to October 1, 2012 are recognized immediately in net earnings under the financial expenses caption. In addition, since the designated interest payments are still expected to occur, the cumulative loss of $5.8 million in accumulated other comprehensive income is being drawn down systematically, as a charge to net earnings under the financial expenses caption, as the interest payments occur. For the six months ended March 31, 2013, the gain resulting from the change in the fair value of the interest rate swap contracts offset the charge related to the drawdown of the cumulative loss from accumulated other comprehensive income.

As at March 31, 2013, approximately $1.0 million of net losses presented in accumulated other comprehensive income are expected to be reclassified to net earnings within the next twelve months, of which $1.5 million relates to the estimated draw down of the cumulative loss on the interest rate swap contracts no longer designated for hedge accounting. In the event that the designated interest payments are no longer expected to occur, any remaining amount in accumulated other comprehensive income will be recognized in net earnings immediately.

QUARTERLY REPORT – Q2 2013 P. 35

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10. EARNINGS PER SHARE:

Reconciliation between basic and diluted earnings per share is as follows:

	Three months ended		Six months ended
	March 31,	April 1,	March 31,	April 1,
	2013	2012	2013	2012

Net earnings (loss) - basic and diluted	$72,280	$26,870	$107,568	$(19,194)

Basic earnings per share:
Basic weighted average number of common shares
outstanding	121,365	121,518	121,410	121,476
Basic earnings per share	$0.60	$0.22	$0.89	$(0.16)

Diluted earnings per share:
Basic weighted average number of common shares
outstanding	121,365	121,518	121,410	121,476
Plus dilutive impact of stock options, Treasury RSUs
and common shares held in trust	1,264	467	1,144	-
Diluted weighted average number of common shares
outstanding	122,629	121,985	122,554	121,476
Diluted earnings (loss) per share	$0.59	$0.22	$0.88	$(0.16)

Excluded from the above calculation for the three months ended March 31, 2013 are 271,174 stock options (2012 – 1,027,602) and nil dilutive restricted share units (“Treasury RSUs”) (2012 – 65,000) which were deemed to be anti-dilutive. Excluded from the above calculation for the six months ended March 31, 2013 are 271,174 stock options (2012 – 1,129,472) and nil Treasury RSUs (2012 – 686,423) which were deemed to be anti-dilutive.

QUARTERLY REPORT – Q2 2013 P. 36

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a)	Adjustments to reconcile net earnings to cash flows from (used in) operating activities:

	Three months ended		Six months ended
	March 31,	April 1,	March 31,	April 1,
	2013	2012	2013	2012

Depreciation and amortization (note 8(b))	$24,074	$20,576	$42,826	$38,705
Loss on business acquisition achieved in stages (note 4)	-	-	1,321	-
Restructuring charges related to assets held for sale
and property, plant and equipment (note 7)	9	(16)	1,175	7
Loss (gain) on remeasurement of contingent
consideration	142	652	267	(379)
(Gain) loss on disposal of property, plant and equipment	(67)	113	206	294
Share-based compensation	2,106	1,160	3,847	2,430
Deferred income taxes	2,220	(382)	1,090	(1,100)
Equity loss (earnings) in investment in joint venture	-	223	(46)	3
Unrealized net gain on foreign exchange and financial
derivatives	(1,039)	(1,433)	(869)	(359)
Adjustment to financial derivatives included in other
comprehensive income, net of amounts reclassified to
net earnings	180	-	180	-
Other non-current assets	1,173	1,844	1,429	3,966
Employee benefit obligations	(18)	725	1,162	255
Provisions	78	94	2,252	164
	$28,858	$23,556	$54,840	$43,986

(b)	Non-cash transactions:

	Three months ended		Six months ended
	March 31,	April 1,	March 31,	April 1,
	2013	2012	2013	2012

Variation in non-cash transactions:
Addition to property, plant and equipment transferred
from prepaid expenses and deposits and other
non-current assets	$5,826	$-	$5,826	$-
Additions to property, plant and equipment included
in accounts payable and accrued liabilities	(956)	(216)	(1,361)	(2,866)
Share repurchases for future settlement of
non-treasury RSUs included in accounts payable
and accrued liabilities	(5,391)	-	-	-
Dividends declared included in dividends payable	(10,849)	(9,176)	-	-

Non-cash ascribed value credited to contributed surplus
for dividends attributed to Treasury RSUs	126	123	126	123
Non-cash ascribed value credited to share capital from
shares issued or distributed pursuant to vesting of
restricted share units and exercise of stock options	203	53	6,746	4,256

QUARTERLY REPORT – Q2 2013 P. 37

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. SUPPLEMENTAL CASH FLOW DISCLOSURE (continued):

(c)	Cash and cash equivalents:

	March 31,	September 30,
	2013	2012

Bank balances	$70,852	$68,748
Term deposits	1,863	1,662
	$72,715	$70,410

12. CONTINGENT LIABILITIES:

Claims and litigation

On October 12, 2012, Russell Brands, LLC, an affiliate of Fruit of the Loom, filed a lawsuit against the Company in the United States District Court of the Western District of Kentucky at Bowling Green, alleging trademark infringement and unfair competition and seeking injunctive relief and unspecified money damages. The litigation concerned labelling errors on certain inventory products shipped by Gildan to one of its customers. Upon being made aware of the error, the Company took immediate action to retrieve the disputed products. During the second quarter of fiscal 2013, the Company agreed to resolve the litigation by consenting to the entry of a final judgment providing for, among other things, the payment of $1.1 million.

The Company is a party to other claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

QUARTERLY REPORT – Q2 2013 P. 38

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. SEGMENT INFORMATION:

The Company manages and reports its business as two operating segments, Printwear and Branded Apparel, each of which is a reportable segment for financial reporting purposes. Each segment has its own management that is accountable and responsible for the segment’s operations, results and financial performance. These segments are principally organized by the major customer markets they serve. The following summary describes the operations of each of the Company’s operating segments:

Printwear: The Printwear segment, headquartered in Christ Church, Barbados, designs, manufactures, sources, and distributes undecorated activewear products in large quantities primarily to wholesale distributors in printwear markets in over 30 countries across North America, Europe and the Asia-Pacific region.

Branded Apparel: The Branded Apparel segment, headquartered in Charleston, South Carolina, designs, manufactures, sources, and distributes branded family apparel, which includes socks, underwear and activewear products, primarily to U.S. retailers.

Following the acquisition of Anvil in May 2012, the Printwear segment includes the results of operations of Anvil’s printwear business, while the Branded Apparel segment includes Anvil’s operations related to the manufacture and distribution of activewear products for leading consumer brands, including major sportswear and family entertainment brands.

The chief operating decision-maker assesses segment performance based on segment operating income which is defined as operating income before corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets, excluding software. The accounting policies of the segments are the same as those described in note 3 of the Company’s 2012 audited annual consolidated financial statements.

	Three months ended		Six months ended
	March 31,	April 1,	March 31,	April 1,
	2013	2012	2013	2012

Segmented net sales:
Printwear	$368,002	$360,918	$611,742	$508,112
Branded Apparel	155,038	121,647	332,074	278,250
Total net sales	$523,040	$482,565	$943,816	$786,362

Segment operating income:
Printwear	$87,307	$50,061	$133,173	$19,259
Branded Apparel	13,427	1,120	33,061	3,555
Total segment operating income	$100,734	$51,181	$166,234	$22,814

Reconciliation to consolidated earnings (loss) before income taxes:
Total segment operating income	$100,734	$51,181	$166,234	$22,814
Amortization of intangible assets, excluding
software	(3,901)	(3,713)	(7,802)	(7,426)
Corporate expenses	(19,185)	(15,314)	(37,589)	(27,719)
Restructuring and acquisition-related costs	(797)	(1,614)	(6,139)	(1,868)
Financial expenses, net	(1,601)	(2,937)	(3,872)	(4,933)
Equity earnings in investment in joint venture	-	(223)	46	(3)
Earnings (loss) before income taxes	$75,250	$27,380	$110,878	$(19,135)

QUARTERLY REPORT – Q2 2013 P. 39